THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

February 9, 2012

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	HDS International Corp.
Form 10-K for fiscal year ended 12-31-2010
Filed March 29, 2011
Form 8-K filed August 17, 2011
File No. 000-53949

Dear Mr. Gilmore:

Please be advised that HDS International Corp. (the “Company”) has caused Amendment No. 1 to its Form 8-K (filed August 17, 2011) to be filed with the SEC on EDGAR.  The amendment addresses all of the issues raised in your letter dated December 22, 2011.

In conjunction therewith, the Company was advised by its accountant and its auditor that no additional financial statements were required to be prepared and filed in connection with the acquisition of the license which occurred in August 2011.  Accordingly, the only financial statements included in the amendment are those incorporated by reference and previously filed with the SEC.  See Item 9.01(a) to the amended Form 8-K.

Thank you for your cooperation and patience.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc:  HDS International Corp.